A0562186

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION

ENDORSED - FILED
in the office of the Secretary of State
of the State of California
MAR 22 2001

BILL JONES, Secretary of State

The undersigned certify that:

1. They constitute a majority of the directors of ROCKER & SPIKE ENTERTAINMENT, INC. A California Corporation.

2. Article 1 of the Articles of Incorporation is amended to read as follows:

ARTICLE 1
The name of the corporation is: RECONSTRUCTION DATA GROUP INC

3. No shares have been issued.

We further declare under penalty of perjury the laws of the state of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: March 19, 2001

\S\ Philip Herr
Philip Herr, Director

OFFICE OF THE
THE GREAT SEAL OF THE STATE OF
EUREKA

CALIFORNIA
SECRETARY OF STATE

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63

2263090

ARTICLES OF INCORPORATION
OF
ROCKER & SPIKE ENTERTAINMENT, INC.

ENDORSED - FILED
in the office of the Secretary of State
of the State of California
MAR 22 2001
BILL JONES, Secretary of State

ARTICLE I.

The name of this corporation is ROCKER & SPIKE ENTERTAINMENT, INC.

ARTICLE II.

The purpose of this corporation is to engage in any lawful act or activity for which corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III.

The name and address in the State of California of this corporation's initial agent for service of process is Shelly Super, 701 B Street, Suite 248, San Diego, California 92101

ARTICLE IV.

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which the corporation is authorized to issue is 50,000,000.

ARTICLE V.

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Dated: 9/27/00

\S\ Kelly-Ann Clark
Kelly-Ann Clark, Sole Incorporator

OFFICE OF THE
THE GREAT SEAL OF THE STATE OF
EUREKA

CALIFORNIA
SECRETARY OF STATE

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